news release

Language Leader Zi Corporation Showcases Four
New SMS Databases at CommunicAsia 2006

Singapore, June 21, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced it is premiering its predictive text software for Indian languages at CommunicAsia 2006 (Stand 3K1-07).

Zi's eZiText® predictive text solution for one-touch entry and eZiTap™ for intelligent multi-tap entry are now available in four new languages for the Indian wireless market. The languages include Bengali, Tamil, Punjabi and Gujarati. Subscribers in these emerging wireless markets can now enter text more quickly and customize their mobile phones through the use of personal language.

Now supporting more languages worldwide than any other vendor in the predictive text messaging market with 54 language databases, Zi provides intuitive user interface solutions to more than two thirds of the world's population. By integrating Zi's powerful predictive text products, mobile phone manufacturers can enhance the text entry experience for subscribers and drive increased usage rates for mobile operators. The four new language databases have already been delivered to Zi customers for use in its mobile phones.

"Asia has always been at the very heart of Zi's market presence and commitment," said Milos Djokovic, President and Chief Executive Officer of Zi Corporation. "The new Indian languages being demonstrated for the first time at CommunicAsia further endorses this commitment to the region and also strengthens our position as the world's leading intelligent interface solutions provider."

With Gartner Research predicting the Indian mobile services market will reach $24 billion by the end of 2009 and other sources citing India as one of the fastest growing markets in the world, Zi is allowing mobile operators and handset manufacturers to capitalize with specific language offerings for text input and messaging. In addition to Hindi which has 340 million speakers and Urdu with more than 10 million, Zi now provides predictive text messaging technology for 227 million Bengali speakers, 66 million Tamil speakers, 50 million Punjabi speakers and 46 million Gujarati.

Zi Corporation became the world's number one mobile device language database provider in January when it launched the four new Indian language databases along with Afrikaans and Swahili for its award-winning predictive text products.

Zi is at the international trade show CommunicAsia 2006 at stand 3K1-07, June 20 - 23 in Singapore. For media interviews or tours at the event please contact Bethany Caldwell or Brian Dolby of GBCS PR at +44 (0) 115 948 6901 or e-mail bethany@gbcspr.com / brian@gbcspr.com.

About Zi's predictive text products

Zi's user-friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with richer, more personalized text input experiences. eZiText provides faster and more efficient text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a user's usage patterns and new vocabulary.

eZiTap delivers users a fast and personal text input experience. As a user enters letters through multi-tap, eZiTap searches its language dictionary and predicts multiple words for easy selection. Rather than typing the rest of the word, the user simply select one of eZiTap's suggestions and moves on. eZiTap learns new words and predicts them in subsequent text entry. This is especially useful for names, slang, acronyms and other unique words.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTap for intelligent multi-tap entry, eZiType™ for keyboard prediction with auto-correction, Decuma® for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiType, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Schwartz Communications (North American media)
Keith Giannini
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300